1-6-04

04016725

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45185

RECEIVED JUN 28 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CENTAURUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
333 City Boulevard West, Suite 2010
(No. and Street)

Orange (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Ronald King (714) 456-1790
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LaVine & Associates CPAs, Inc.
(Name — *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 (Address) Mission Viejo (City), CA (State) 92691 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Ronald King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTAURUS FINANCIAL, INC., as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SCOTT PETERS
COMM. #1473538
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Exp. March 2, 2008

AVR1

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENTS

APRIL 30, 2004 AND 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - APRIL 30, 2004

CENTAURUS FINANCIAL, INC.

333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868

Mr. J. Ronald King
CENTAURUS FINANCIAL, INC.
333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868

CENTAURUS FINANCIAL, INC.

Table of Contents

	PAGE
Accountant's Report	1-2
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	7
Notes to Financial Statements	8-11
Computation of Net Capital Pursuant to Rule 15c3-1 - Schedule I	12
Reconciliation Pursuant to Rule 17a-5(d)(4) - Schedule I	12
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 - Schedule II	13
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 - Schedule III	14
Statement of Internal Control	15-16

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Centaurus Financial, Inc.
Orange, California

We have audited the accompanying balance sheets of Centaurus Financial, Inc. as of April 30, 2004 and 2003 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centaurus Financial, Inc. as of April 30, 2004 and 2003, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
June 21, 2004

CENTAURUS FINANCIAL, INC.
Balance Sheets
April 30,

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$4,204,353	$3,038,534
Accounts receivable - Note 2	1,606,149	1,227,381
Marketable securities	205,476	-
Prepaid expenses and other assets	989,078	483,675
Due from affiliates	270,697	209,161
TOTAL CURRENT ASSETS	7,275,753	4,958,751
Fixed Assets - at cost - net of accumulated depreciation of $136,607 and $111,710 in 2004 and 2003 - Notes 1 and 3	130,760	22,949
TOTAL ASSETS	$7,406,513	$4,981,700

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Commissions payable	$2,850,766	$1,344,420
Accounts payable and other liabilities	1,808,188	1,552,186
Income taxes payable - Note 7	165,638	-
TOTAL CURRENT LIABILITIES	4,824,592	2,896,606
Subordinated loans - Note 4	250,000	250,000
TOTAL LIABILITIES	5,074,592	3,146,606
COMMITMENTS AND CONTINGENCIES - Note 6		
STOCKHOLDERS' EQUITY		
Capital Stock - 10,000,000 shares authorized, 132,121 and 131,130 shares issued and outstanding	458,903	439,067
Unrealized gain on marketable securities	4,698	-
Retained earnings	1,868,320	1,396,027
TOTAL STOCKHOLDERS' EQUITY	2,331,921	1,835,094
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,406,513	$4,981,700

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.

Statements of Operations

For The Years Ended April 30,

	2004	2003
REVENUES		
Commission income	$38,726,049	$30,719,865
Interest	12,707	10,028
Other income	1,066,481	677,391
TOTAL REVENUES	39,805,237	31,407,284
EXPENSES		
Commission expense	34,556,237	27,645,492
Salaries	2,160,254	1,772,862
Depreciation	24,897	17,097
Interest	17,501	17,537
Other operating expenses	2,046,008	1,443,215
TOTAL EXPENSES	38,804,897	30,896,203
INCOME FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	1,000,340	511,081
PROVISION FOR INCOME TAXES - Note 7		
Current	371,478	224,999
Deferred	(18,431)	-
TOTAL PROVISION FOR INCOME TAXES	353,047	224,999
NET INCOME	$ 647,293	$ 286,082

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.

Statements of Changes in Stockholders' Equity

For The Years Ended April 30, 2004 and 2003

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance - April 30, 2002	$359,721	$ -	$1,109,945	$1,469,666
Stock Issuance	79,346	-	-	79,346
Net Income	-	-	286,082	286,082
Balance - April 30, 2003	439,067	-	1,396,027	1,835,094
Comprehensive Income				
Net Income	-	-	647,293	647,293
Other Comprehensive Income Unrealized gain on Securities		4,698		4,698
Comprehensive Income				651,991
Dividends	-	-	(175,000)	(175,000)
Stock Issuance	19,836	-	-	19,836
Balance - April 30, 2004	$458,903	$ 4,698	$1,868,320	$2,331,921

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Cash Flows
For The Years Ended April 30,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 647,293	$ 286,082
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	24,897	17,097
Changes in assets and liabilities:		
Increase in accounts receivable	(378,768)	(62,257)
Increase in due from affiliate	(61,536)	(189,161)
Increase in prepaid expenses and other assets	(505,403)	(106,103)
Increase in accounts payable and other liabilities	256,002	487,939
Increase (Decrease) in commissions payable	1,506,346	(704,382)
Decrease in interest payable	-	(145,850)
Increase (Decrease) in income taxes payable	165,638	(10,395)
Net cash provided (consumed) by operating activities	1,654,469	(427,030)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(132,708)	(27,746)
Purchase of marketable securities	(200,778)	-
Net cash (consumed) provided by investing activities	(333,486)	(27,746)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stock issuance	19,836	79,346
Payment of dividends	(175,000)	-
Net cash consumed by financing activities	(155,164)	79,346
Net increase (decrease) in cash	1,165,819	(375,430)
CASH BALANCE - beginning	3,038,534	3,413,964
CASH BALANCE - ending	$4,204,353	$3,038,534
Supplemental disclosure of cash flow information:		
Interest paid	$ 17,501	$ 163,387
Income taxes paid	$ 205,838	$ 224,999

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.

Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

April 30, 2004 and 2003

BALANCE - April 30, 2002	250,000
Activity – None	-
BALANCE - April 30, 2003	$250,000
Activity – None	-
BALANCE - April 30, 2004	$250,000

Accrued interest in the amount of $158,975 was paid in full during the year ended April 30, 2003.

The accompanying notes are an integral part of the financial statements.

THE COMPANY

Centaurus Financial, Inc., "the Company", is a registered securities broker-dealer and is a subsidiary of Federation of Financial Services, Inc. The Company sells financial products, primarily mutual funds and insurance, through independent registered representatives. The Company is registered to do business throughout the United States.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for both financial statement reporting and income tax return preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Fixed assets - fixed assets are stated at cost. Repairs and maintenance expenditures which do not extend the useful life of the assets owned are expensed as incurred. Depreciation is computed using both straight-line and accelerated methods, based upon the estimated useful lives of the assets ranging from three to five years.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future (See Note 6). Deferred income taxes are computed annually in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, when applicable.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income was $651,991 for the year ended April 30, 2004. Comprehensive income is the same as net income as reported in the Financial Statements of Income for the year ended April 30, 2003.

NOTE 2 - MARKETABLE SECURITIES

The Company has marketable securities held at a brokerage firm. The securities are classified as available for sale and reported at their current market value.

NOTE 3 - FIXED ASSETS

Fixed assets are stated at cost and as of April 30, 2004 and 2003, consist of the following:

	2004	2003
Office furniture and fixtures	$ 114,422	$ 38,403
Office computers and equipment	152,945	96,256
	267,367	134,659
Less accumulated depreciation	(136,607)	(111,710)
Net fixed assets	$ 130,760	$ 22,949

Depreciation expense was $24,897 and $17,097 for the years ended April 30, 2004 and 2003, respectively.

NOTE 4 - SUBORDINATED LOANS

The borrowings under a subordination agreement with Federation of Financial Services, Inc. (See "The Company" Note) as of April 30, 2004 and 2003 is as follows:

	2004	2003
Note payable, bearing interest at 7.0% per annum, maturing extended to January 2005	$250,000	$250,000

The subordinated borrowing and the accrued interest is covered by agreements approved by the National Association of Securities Dealers (NASD) and is available in computing net capital under the Securities and Exchange commission uniform net capital rule. The terms of the subordinated loan agreement includes certain covenants and restrictions as to the repayment of this loan.

In January, 2003, the maturity date was extended to January, 2005. Pursuant to the terms of the amended agreement, the NASD approved the payment of the accrued interest in the amount of $158,975. The terms of the amended agreement provide for the Company to pay the interest on a monthly basis.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At April 30, 2004 and 2003, the Company had net capital of $1,180,305 and $1,429,302 which was $858,505 and $1,236,098 in excess of its required net capital of $321,800 and $193,204, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases its office in Orange, California under an operating lease. During 2003, the Company leased additional space and extended the terms of the lease to September 2008. The amended lease currently calls for monthly payments of $13,500. Rent expense was $153,151 and $143,609, respectively, for the years ended April 30, 2004 and 2003.

The Company also has three equipment leases that have been recorded as operating leases, with payments ranging from $330 to $550 per month, expiring at various dates through January 2003.

The following is a schedule of minimum lease payments for the remainder of the lease terms:

2005	$ 162,000
2006	162,000
2007	162,000
2008	67,500
	$ 553,500

NOTE 7 - PROVISION FOR INCOME TAXES

The provision for income taxes at April 30, 2004 and 2003 consists of the following:

	Current	Deferred	Total
2004			
Federal	$284,444	$ (18,431)	$266,013
State	87,034	-	87,034
	$371,478	$ 18,431)	$353,047
2003			
Federal	$173,621	$ -	$173,621
State	51,378	-	51,378
	$224,999	$ -	$224,999

NOTE 7 - PROVISION FOR INCOME TAXES (continued)

For income tax purposes, the Company will file its income tax returns on a consolidated basis. The provision for income tax expense has been allocated to the Company based upon its estimated share of the total income tax provision on a consolidated basis.

NOTE 8 - SIGNIFICANT GROUP CONCENTRATIONS

The Company has banking relations with a financial institution in which depository account balances exceed $100,000.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Broker Design & Development, Inc. "BD&D", an affiliated corporation, which provides continuing education, product development and related support services to the Company

The Company also has an agreement with Hamilton Strategic Marketing, Inc., "Hamilton", which provides seminar and convention support to the Company. For the years ended April 30, 2004 and 2003, the Company paid Hamilton $68,262 and $50,800, respectively, in connection with this agreement.

NOTE 10 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $22,408 and $19,282 for the years ended April 30, 2004 and 2003, respectively.

CENTAURUS FINANCIAL, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
April 30,

	2004	2003
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$2,331,921	$1,835,094
Additions :		
Subordinated loans	250,000	250,000
Deductions:		
Fixed Assets - net	(130,760)	(22,949)
Prepaid expenses and other assets	(889,078)	(383,675)
Due from affiliates	(270,697)	(209,161)
Haircut on securities	(91,081)	(20,007)
Fidelity bond deductible	(20,000)	(20,000)
Net Capital	$1,180,305	$1,429,302
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Minimum net capital (6-2/3% of aggregate indebtedness)	$ 321,800	$ 193,204
Excess net capital	$ 858,505	$1,236,098
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 697,846	$1,139,642
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$4,824,592	$2,896,606
Ratio of aggregate indebtedness to net capital	2.45	4.93

RECONCILIATION

The following is a reconciliation as of April 30, 2004 and 2003, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2004	2003
Net Capital – Company's computation	$1,239,337	$1,407,704
Reconciling items:		
Accrual of bonuses	(477,272)	(348,945)
Tax provision adjustment	303,883	400,929
Other net audit adjustments	114,357	(30,386)
Net Capital	$1,180,305	$1,429,302

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

April 30, 2004 and 2003

The respondent claims an exemption from Rule 15c3-3 under Section (K)(2)(B).

CENTAURUS FINANCIAL, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

April 30, 2004 and 2003

Not applicable.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Centaurus Financial, Inc.
Orange, California

In planning and performing our audit of the financial statements and supplemental schedules of Centaurus Financial, Inc. (the Company), for the year ended April 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
June 21, 2004